Exhibit B

[Summary English Translation]

Cencosud S.A.

Av. Kennedy 9001, Floor 6

Las Condes, Santiago, Chile

Registered in the Securities Registry No. 743

NOTICE OF ESSENTIAL EVENT

Santiago, Chile, June 18, 2013

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Dear Sir:

Pursuant to Articles 9 and 10 of Law No. 18,045 of the Republic of Chile and General Rule No. 30 of the SVS, I am writing to give notice of the following essential event:

Due to conflicting information disclosed on June 17, 2013, regarding the binding Memorandum of Understanding entered into by Itaú Unibanco Holding S.A., or Itaú Unibanco, and the Company, for the joint development of a retail financial business in Chile and Argentina, we are filing this essential event to complement the essential event filed on June 17, 2013, as follows:

1.

The Memorandum of Understanding sets forth an exclusive 90-day period, renewable for an additional 90 days, to negotiate the final agreements, perform due diligence on Cencosud’s retail financial business in both Chile and Argentina and define the main commercial terms of the final agreements. The parties have agreed that after the aforementioned process, they will enter into a framework agreement, subject to the approval of the corresponding Brazilian, Chilean and Argentinean regulatory agencies, setting forth the agreements to execute at the close of each one of the transactions, in both Chile and Argentina. Cencosud estimates that the transaction will close within six months from the execution of the framework agreement, depending on the approval of the aforementioned regulatory agencies. A maximum period of 18 months is set forth in the Memorandum of Understanding for the closing of the transaction in each jurisdiction.

2.	Closing agreements will set forth, among other matters, the following:

(i) legal structure of the joint venture, which, once established, would become a corporate entity (the “Operational Company”) in Chile and Argentina, where the local affiliate of Itaú Unibanco will own 51% and Cencosud’s local affiliate will hold the remaining 49%. In Chile, the Operational Company will remain Cencosud Administradora de Tarjetas S.A. (“CAT”). In Argentina, the Operational Company will result from a spin-off of Cencosud S.A. (Argentina), a corporation incorporated under the laws of the Republic of Argentina. Cencosud SA. (Argentina) currently develops Cencosud’s credit card business in Argentina.

(ii) a 15-year period of the agreement, renewable upon agreement between the parties. At the end of the 15-year period, or its extension (were both parties to agree on it), the Company or its affiliate would have the right to repurchase shares held by Itaú Unibanco or any of its affiliates in the Operational Companies, in both Chile and Argentina, at book value, calculated as shareholders’ equity divided by shares outstanding of the Joint Venture. According to the agreement, Itaú Unibanco or any of its operational subsidiaries in either Chile or Argentina will have the possibility to divest from the shares held of either of the Joint Ventures after a period of 10 months following the end of the 15-year agreement. Itaú Unibanco or any of its operational subsidiaries in either Chile or Argentina will have a period of eight months to sell back shares held to the Company at book value. Once this eight-month period expires, the Company will once again have the right to repurchase shares held by Itaú Unibanco or by any of its operational subsidiaries in either Chile or Argentina at book value. This process will repeat itself as set forth in periods of ten months and eight months.

(iii) one payment to Cencosud (encompassing both Chile and Argentina) of approximately U.S.$307 million (subject to certain adjustments) that includes the sale of shares in CAT in the approximate amount of U.S.$280 million and a capital increase in the Operational Company in Argentina to be set up for this transaction in the approximate amount of U.S.$27 million.

(iv) at the transaction’s closing, Itaú Unibanco, or any subsidiary that Itaú Unibanco deems appropriate, will provide funding via a credit agreement with the Operational Company in both Chile and Argentina for an amount equivalent to that of the existing net credit portfolio at the time of closing under rules and regulations set forth in Chile and Argentina. Both parties believe this should amount to approximately U.S.$1,300 million. Said amount shall be paid out to Cencosud S.A. or any of its subsidiaries by the Operational Companies to cancel all receivables held by Cencosud S.A. or any of its subsidiaries with the Operational Companies.

3. Proceeds of this transaction will be used to strengthen Cencosud´s balance sheet, with the intention of improving financial ratios, in line with the Company’s commitment to maintaining its investment grade rating. If this transaction were carried out today, (i) 100% of financial debt held by Cencosud S.A. (Argentina), which currently stands at U.S.$180 million, would be paid off; (ii) debt at Banco Paris would be reduced by U.S.$400 million; and (iii) U.S.$ 1,000 million would be used to reduce other outstanding liabilities of Cencosud SA. In this scenario, the Company believes it would reduce its leverage from 3.7x (as of March 2013) to 2.7x.

Yours truly

DANIEL RODRÍGUEZ COFRÉ

Corporate CEO

Cencosud S.A.